THIS RENEWAL INCREASE REVOLVING LINE OF CREDIT NOTE RENEWS AND INCREASES THAT CERTAIN MODIFIED AND RENEWAL PROMISSORY NOTE, DATED MARCH 29, 2010, IN THE PRINCIPAL SUM OF $15,000,000.00, EXECUTED BY BORROWER IN FAVOR OF LENDER.

<u>RENEWAL INCREASE REVOLVING LINE OF CREDIT NOTE</u>
("Note")

$25,000,000.00   As of June 28 , 2011

FOR VALUE RECEIVED, the undersigned, CONSOLIDATED-TOMOKA LAND CO., a Florida corporation (the "Borrower"), promises to pay to the order of SUNTRUST BANK (the "Lender"), having a mailing address of 200 South Orange Avenue, Orlando, Florida 32801 (Attention: Commercial Real Estate), the principal sum of TWENTY-FIVE MILLION DOLLARS ($25,000,000.00), or such sum as is then outstanding, together with interest on the principal balance from time to time remaining unpaid from the date hereof at the applicable interest rate hereinafter set forth, in lawful money of the United States of America which shall be legal tender in payment of all debts at the time of payment, said principal and interest to be paid over a term, at the times, and in the manner following, to-wit:

<u>Interest Rate</u>.

Interest shall accrue on the unpaid principal amount hereof from time to time outstanding at the variable rate of two hundred fifty basis points (2.50%) above the reserve adjusted one (1) month LIBOR Rate (as defined below) from the date hereof until such principal amount is paid in full, adjusted as of the beginning of each "Interest Period". As used herein, "<u>Interest Period</u>" shall mean a period of one (1) calendar month, provided that (i) the initial Interest Period may be less than one month, depending on the initial funding date, and (ii) no Interest Period shall extend beyond the Maturity Date of this Note. As used herein, "<u>Interest Rate Determination Date</u>" shall mean the date this Note is initially funded and the first Business Day of each calendar month thereafter. As used herein, "<u>Business Day</u>" shall mean, with respect to Interest Periods applicable to the LIBOR Rate, a day on which the Lender is open for business and on which dealings in U.S. dollar deposits are carried on in the London Inter-Bank Market. The initial Interest Period shall begin on the date hereof and each subsequent Interest Period shall begin on the last day of the immediately preceding Interest Period. As used herein "<u>LIBOR Rate</u>" shall mean that rate per annum effective on any Interest Rate Determination Date which is equal to the offered rate for deposits in U.S. dollars for a one (1) month period, which rate appears on that page of Bloomberg

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FLORIDA DOCUMENTARY STAMPS IN THE AMOUNT OF $87,500.00 HAVE BEEN PAID AT THE TIME OF PUBLIC RECORDATION OF THE MORTGAGE AND SECURITY AGREEMENT OF EVEN DATE SECURING THIS NOTE.

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reporting service, or such similar service as determined by the Bank, that displays British Bankers' Association interest settlement rates for deposits in U.S. Dollars, as of 11:00 A.M. (London, England time) two (2) Business Days prior to the Interest Rate Determination Date; provided, that if not so reported on such service, as otherwise quoted by SunTrust from time to time, as the 1-month LIBOR Rate. The interest rate shall remain fixed during each month based upon the interest rate established on the applicable Interest Rate Determination Date.

Interest shall be calculated on the basis of a three hundred sixty (360) day year and charged for the actual number of days elapsed in an interest period. In no event shall the amount of interest due or payments in the nature of interest payable hereunder exceed the maximum rate of interest allowed by applicable law, as amended from time to time, and in the event any such payment is paid by the Borrower or received by the Lender, then such excess sum shall be credited as a payment of principal, unless the Borrower shall notify the Lender, in writing, that the Borrower elects to have such excess returned to it for its worth.

Interest Payments. Accrued interest shall be payable monthly commencing on the first (1st) day of each month during the term of this Note.

Maturity.

On June 27, 2014 (herein referred to as the "Maturity Date"), all outstanding principal, accrued and unpaid interest, and any and all other sums due hereunder shall be paid by Borrower to Lender

It is expressly understood and agreed that this Note constitutes a line of credit equal to the face amount hereof, which is available to the Borrower. It is anticipated that the sums borrowed under this Note may from time to time be repaid, in part or in full, and thereafter reborrowed. In such case, this Note shall remain an enforceable obligation to the extent that additional funds are available hereunder, notwithstanding the earlier repayment hereof.

Each payment when made shall be applied first to the payment of interest, second to the payment of sums due hereunder other than interest or principal (i.e., late payment and similar charges), and then to the payment of principal.

The Borrower has the right to prepay all or any part of the outstanding principal sum, together with the accrued and unpaid interest thereon, at any time during the term of this Note, without penalty or fee, upon two (2) days prior written notice by Borrower to Lender. Any prepayment of this Note, shall not postpone the due date for any subsequent payment. However, In the event Borrower enters into an interest rate swap with SunTrust, Borrower may be subject to a fee to unwind such interest rate swap.

In the event Borrower enters into an interest rate swap with SunTrust, it is understood and agreed that Borrower shall also pay, in addition to any indebtedness due under this Note as

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originally executed, any indebtedness, liabilities or obligations, now existing, hereafter arising, due or to become due, absolute or contingent, under any Financial Contract (as defined below).

"Financial Contract" shall mean (i) an agreement (including terms and conditions incorporated by reference therein) which is a rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap, bond option, interest rate option, foreign exchange agreement, rate cap agreement, rate floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, any other similar agreement (including any option to enter into any of the foregoing); (ii) any combination of the foregoing; or (iii) a master agreement for any of the foregoing together with all supplements."

Partial prepayments may be made subject to a prepayment charge as described above. Any partial prepayment shall be applied to installments of principal in the inverse order of maturity and shall not postpone the due dates of, or relieve the amounts of, any scheduled installment payments due hereunder. For purposes hereof, the term "Business Day" shall mean any day other than a Saturday or Sunday or other day on which Lender is authorized or required to close.

THIS NOTE IS PAYABLE IN FULL ON THE MATURITY DATE. AT MATURITY THE BORROWER MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE AND UNPAID INTEREST THEN DUE. THE LENDER IS UNDER NO OBLIGATION TO REFINANCE OR RENEW THE NOTE AT THAT TIME. THE BORROWER WILL THEREFORE BE REQUIRED TO MAKE PAYMENTS OUT OF OTHER ASSETS THE BORROWER MAY OWN, OR THE BORROWER WILL HAVE TO FIND A LENDER WILLING TO LEND THE BORROWER THE MONEY. IF THE BORROWER REFINANCES OR RENEWS THIS NOTE AT MATURITY, THE BORROWER MAY HAVE TO PAY SOME OR ALL OF THE CLOSING COSTS NORMALLY ASSOCIATED WITH A NEW LOAN EVEN IF THE BORROWER OBTAINS REFINANCING FROM THE SAME LENDER.

The Lender may, at its option, collect a late charge not to exceed five percent (5.0%) of any payment not timely paid, to reimburse Lender for expenses of servicing the delinquent payment.

This Note is secured by that certain Master Loan and Security Agreement executed by Borrower and delivered to Lender on May 31, 2002, as subsequently amended by that certain Amendment to Master Loan and Security Agreement dated August 15, 2003, Second Amendment to Master Loan and Security Agreement dated March 29, 2007, Third Amendment to Master Loan and Security Agreement dated May 29, 2010, and Fourth Amendment to Master Loan and Security Agreement executed on even date herewith (as amended, the "Loan Agreement") and that certain Mortgage and Security Agreement (the "Florida Mortgage") of even date herewith encumbering all rights, interests, title and privileges in certain real property

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located in Orange County, Florida, Osceola County, Florida, Lake County, Florida, Leon County, Florida, Seminole County, Florida, Indian River County, Florida, and Brevard County, Florida. This Note is also secured by a Deed to Secure Debt on property located in Cobb County, Georgia, and Fulton County, Georgia (the "Georgia Mortgages"). The Florida Mortgage and the Georgia Mortgages are collectively described herein as the "Mortgage"). The Loan Agreement, Mortgage, an Assignment of Rents, Leases and Proceeds of even date herewith, and all other documents evidencing or securing repayment of this Note (all such documents being herein collectively referred to as the "Loan Documents") also set forth terms and provisions which may constitute grounds for acceleration of the indebtedness evidenced by this Note, and additional remedies in the event of default hereunder.

The Borrower does not intend or expect to pay, nor does the Lender intend or expect to charge, accept or collect any interest greater than the highest legal rate of interest which may be charged under the laws of the State of Florida or Georgia. If, from any circumstances whatsoever, fulfillment of any provision of this Note, the Loan Agreement, or the Mortgage, at the time performance of said provision shall be due, shall involve transcending the limit of validity prescribed by the statutes of the State of Florida governing usury or any other law of the State of Florida, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity so that in no event shall exaction be possible under this Note, Loan Agreement, or the Mortgage in excess of the limit of such validity, but such obligation shall be fulfilled to the limit of such validity. If, under any circumstances whatsoever, interest in excess of the limit of such validity will have been paid by the Borrower in connection with the indebtedness evidenced by this Note, such excess shall be applied to the unpaid and outstanding principal due under this Note, and not to the payment of interest. The provisions of this paragraph shall control every other provision of all other agreements executed by Borrower or Lender in connection with this transaction.

It is agreed that any sums which are not paid when due, whether maturing by lapse of time or by reason of acceleration, whether principal, interest or money owing for advancements by the Lender pursuant to the terms of the Loan Agreement and Mortgage securing this Note, shall bear interest at the highest rate allowed by law until paid.

If default be made in the payment of any of the sums or interest mentioned herein or in the Loan Agreement, the Mortgage, or other Loan Documents, or if default be made in the performance of or compliance with any of the covenants and conditions contained herein or in the Loan Agreement, the Mortgage, or the other Loan Documents, then in any or all of such events, at the option of the Lender, following the expiration of applicable grace periods provided in the Mortgage, if any, and without notice, the entire amount of principal of this Note, together with all interest then accrued, shall become and be immediately due and payable. Failure on the part of the Lender to exercise any right granted herein or in the Loan Agreement, the Mortgage, or other Loan Documents shall not constitute a waiver of such right or preclude the subsequent exercise thereof.

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In the event this Note is placed in the hands of any attorney for collection, or in case Lender shall become a party either as plaintiff or as defendant in any suit or legal proceeding in relation to the property described or the lien created in said Loan Agreement or Mortgage, or Assignment of Rents, Leases and Proceeds, or for the recovery or protection of the indebtedness represented by this Note or the property given as security therefor the Borrower will repay, on demand, all costs and expenses arising therefrom, including, without limitation, reasonable attorneys' fees, together with all attorneys' fees, costs and expenses incurred by the Lender in connection with any bankruptcy proceeding involving any person liable hereunder or any person who might now have or hereafter acquire an interest or other interest in the mortgaged property and other property securing repayment of sums evidenced by this Note, whether or not there exists any default hereunder, including by way of example, but without limitation, all attorneys' fees, costs, and expenses incurred in connection with motions for relief from the automatic stay and adequate protection, proofs of claim and objections thereto, motions to dismiss or convert bankruptcy cases, approval of disclosure statements and objections thereto, confirmation of plans of reorganization and objections thereto, litigation involving preference and other avoidance powers, motions to value collateral, objections to the sale or use of collateral, and any and all other matters pertaining to any bankruptcy case affecting this Note, the Loan Agreement, other Loan Documents, or the enforcement thereof, together with interest on such costs and expenses at the highest rate allowed by law until paid, and together with sales taxes thereon, if any.

The maker, endorsers and guarantors hereof, if any, and all others who may be or become liable for all or any part of the obligation represented by this Note, severally waive presentment for payment, protest, and notice of protest and non-payment, and consent to any number of renewals or extensions of time of payment hereof. Any such renewals or extensions of time may be made without notice to any of said parties and without affecting their liability. In addition, each maker, endorser, or guarantor and all others who may be or become liable for all or any part of the obligation represented by this Note agree that the Lender may without notice, and without regard to the consideration, if any, paid therefor, release or substitute any part of the property given as security for the repayment of the indebtedness represented hereby without releasing any other property given as security for such indebtedness or may release any person liable for the repayment of the indebtedness represented hereby without releasing any other person obligated on or for the repayment of the indebtedness evidenced by this Note.

If and whenever this Note shall be assigned and transferred, or negotiated, the holder hereof shall be deemed the "Lender" for all purposes under this Note.

This Note may not be changed orally, but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification or discharge is sought. It is the intention of the parties hereto that the terms and provisions of this Note are to be construed in accordance with and governed by the laws of the State of Florida, except as such laws may be preempted by any federal law controlling the rate of interest which may be charged on account of this Note. Time is of the essence in interpreting the terms and provisions of this Note.

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The rights, remedies and powers of Lender, as provided in this Note, and the other Loan Documents, and in all other security documents given at any time to secure the payment hereof, are cumulative and concurrent, and may be pursued singly, successively or together against Borrower, the property described in the Loan Agreement and the Mortgage, any guarantor hereof and any other security given at any time to secure the payment hereof, all at the sole discretion of Lender.

Borrower waives to the fullest extent for itself, its successors and assigns and all persons now or at any time liable for payment of this Note, to the fullest extent permitted under applicable laws, any right, power, privilege or prerogative to demand a jury trial with respect to any and all issues arising out of or in connection with the execution, delivery and/or enforcement of this Note or the transactions contemplated in the other Loan Documents, (including but not limited to any claims, cross-claims or third party claims).

The term "Borrower" as used herein in every instance shall include the Borrower's heirs, executors, administrators, successors, legal representatives and assigns, including all subsequent grantees, either voluntarily by act of the Borrower or involuntarily by operation of law and shall denote the singular and/or plural and the masculine and/or feminine and natural and/or artificial persons, whenever and wherever the contexts so requires or properly applies. If comprised of two or more persons or entities, all references to the "Borrower" shall be deemed to refer to each one of said persons or entities in their joint and several capacities. The term "Lender" as used herein in every instance shall include the Lender's successors, legal representatives and assigns, as well as all subsequent assignees, endorsees and holders of this Note, either voluntarily by act of the parties or involuntarily by operation of law.

Any default in payment or performance of any obligation under any other loans, contracts or agreements between Borrower and Lender shall automatically constitute a default under this Note, the Loan Agreement, the Mortgage. and/or the Loan Documents. Likewise, any default under this Note, the Loan Agreement, the Mortgage, and/or the Loan Documents shall automatically constitute a default under any other loans, contracts or agreements between Borrower and Lender.

Lender may, at any time, sell, transfer or assign the Note, the Mortgage and the Loan Documents, and any or all servicing rights with respect thereto, or grant participations therein or issue mortgage pass-through certificates or other securities evidencing a beneficial interest in a rated or unrated public offering or private placement (the "Securities"). Lender may forward to each purchaser, transferee, assignee, servicer, participant, investor in such Securities or any Rating Agency (as hereinafter defined) rating such Securities (collectively, the "Investor") and each prospective Investor, all documents and information which Lender now has or may hereafter acquire relating to the loan and to Borrower, any guarantor and the mortgaged property, whether furnished by Borrower, any guarantor or otherwise, as Lender determines necessary or desirable. The term "Rating Agency" shall mean each statistical rating agency that has assigned a rating to the Securities.

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The interest rate, late fee and other charges referenced in this Note are authorized by Section 687.12, Chapter 655, and other provisions of the Florida Statutes and applicable federal laws.

Borrower's Address:

1530 Cornerstone Blvd., Suite 100
Daytona Beach, Florida 32117

CONSOLIDATED-TOMOKA LAND CO.,
a Florida corporation

By: _____

    Bruce W.Teeters, Senior Vice President

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O0594928v3

NOTE ADDENDUM
CERTIFICATION OF EXECUTION

NOTARY AFFIDAVIT

STATE OF ___Georgia___

COUNTY OF ___Gwinnett___

      I HEREBY CERTIFY that on this 21st day of ___June___, 2011, before me, an officer duly authorized in the State aforesaid and in the County aforesaid to take acknowledgments, personally appeared BRUCE W. TEETERS and said person executed and acknowledged the attached Renewal Increase Revolving Line of Credit Note dated as of _____, 2011, in the principal amount of TWENTY-FIVE MILLION DOLLARS ($25,000,000.00), as Senior Vice President of CONSOLIDATED-TOMOKA LAND CO., a Florida corporation, on behalf of the corporation, in my presence in the State and County aforesaid. Said person (check one) ☐ is personally known to me, ☑ produced a driver's license (issued by a state of the United States within the last five (5) years) as identification, or ☐ produced other identification, to wit:_____.

(NOTARY STAMP)



_____
Signature of Notary Public
Print Name:___NADEEM KAISER___
Notary Public - State of ___GA___
My Commission Expires:___MAY 16, 2015___
Commission No:___W - 00107813___

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